Exhibit 99.3

RECENT DEVELOPMENTS

Actonel® Alliance Agreements - Arbitration Proceedings Against Warner Chilcott

In March 2011, the previously disclosed negotiations between sanofi-aventis and Warner Chilcott concerning the future of the Actonel® alliance following Warner Chilcott’s termination of an ancillary supply agreement became the subject of arbitration under the alliance arrangements. Warner Chilcott has claimed that the termination of the ancillary supply agreement allows it to terminate the entire Actonel® alliance effective May 20, 2012. Sanofi-aventis disputes this interpretation of the alliance arrangements and is asserting its position that the contractual term of the alliance is January 1, 2015. While sanofi-aventis believes the terms of the alliance support its position, there can be no assurance as to the outcome of the arbitration proceedings.

Taxotere® US Patent Litigation

On March 9, 2011, sanofi-aventis learned that the U.S. Food and Drug Administration (FDA) had granted final approval to the first generic version of Taxotere® (docetaxel). This approval, which followed the November 14, 2010 expiration of the FDA pediatric extension of exclusivity related to the compound patent, together with the subsequent market entry of a generic version of Taxotere® were expected in 2011, as disclosed in sanofi-aventis’ Annual Report on Form 20-F for the year ended December 31, 2010.

Inquiry relating to Act-HIB® in Japan

Japanese authorities have launched an inquiry to determine whether Act-HIB® was implicated in several patient deaths that coincided with vaccinations including with Act-HIB® and certain vaccines manufactured and distributed by other companies. As of the date of this document, the inquiry has identified conditions in each of the deceased patients that are unrelated to the vaccines, and no link has been established between the vaccine and such deaths. Moreover, no available studies or data in Japan or elsewhere have evidenced that Act-HIB® presents any safety risk. Sanofi-aventis is fully cooperating with the Japanese health ministry.

Jevtana® Marketing Authorization for the European Union

On March 20, 2011, sanofi-aventis announced that the European Commission granted market authorization for Jevtana®, for treatment of advanced second-line prostate cancer, following an opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based on results of the Phase III TROPIC clinical study. Jevtana® is the first approved agent to significantly extend overall survival of patients with metastatic hormone-refractory prostate cancer whose disease had progressed during or after treatment containing docetaxel.

This market authorization applies to the 27 Members States of the European Union as well as Iceland, Lichtenstein and Norway.

Aflibercept VITAL Study

Results from the Phase III VITAL study evaluating the investigational agent aflibercept (VEGF Trap), developed under an alliance with Regeneron Pharmaceuticals, Inc. (Regeneron) for the second-line treatment of non-small cell lung cancer failed to meet the primary endpoint of overall survival compared with docetaxel plus placebo.

Scrip Dividend

At its meeting on February 8, 2011, the Board of Directors of sanofi-aventis decided to propose to sanofi-aventis’ shareholders a resolution to approve the payment of an annual dividend of €2.50 per share for the 2010 fiscal year at sanofi-aventis’ next Shareholders’ Annual General Meeting scheduled for May 6, 2011 and the possibility for shareholders to receive their dividend in cash or shares. If approved, this dividend is scheduled to be paid on June 16, 2011, and may be paid in sanofi-aventis shares or in cash, or partly in sanofi-aventis shares and the remainder in cash, at the sole discretion of each shareholder.

If so approved, new shares to be issued shall be issued at a price equal to the average of the opening listed share prices for the twenty trading days preceding the date of the Shareholders’ Annual General Meeting less the amount of the dividend (€2.5).

Animal Health - Merial

Sanofi-Aventis’ animal health activity is carried out through Merial, one of the world’s leading animal healthcare companies, dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners. Merial was founded in 1997 as a combination of the animal health activities of Rhône-Poulenc and Merck into a joint venture in which each party held 50%. On September 17, 2009, sanofi-aventis acquired Merck’s entire interest in Merial and secured an option for combining Merial with Merck’s Intervet/Schering-Plough Animal Health business.

On March 8, 2010, sanofi-aventis exercised its contractual right to combine the Intervet/Schering-Plough Animal Health business with Merial to form a new animal health joint venture equally owned by Merck and sanofi-aventis. In addition to execution of final agreements, formation of the new animal health joint venture remained subject to approval by the relevant competition authorities and other closing conditions.

In accordance with IFRS 5, in its consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, sanofi-aventis recognized 100% of Merial’s contribution to net income on a separate line of the income statement entitled “Net income from the held-for-exchange Merial business”. For more information see Notes B.7., D.1. and D.8.1 to sanofi-aventis’ consolidated financial statements included at Item 18 of sanofi-aventis’ Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 1, 2011 (the “2010 Form 20-F”).

On March 22, 2011, Merck and sanofi-aventis announced the mutual termination of their agreement to form a new animal health joint venture combining Merial with Intervet/Schering-Plough, Merck’s animal health unit. The companies are discontinuing their agreement primarily because of increasing complexity of implementing the proposed transaction in terms of the nature and extent of the anticipated divestitures and the length of time necessary for the worldwide regulatory review process.

As a result, Merial will remain wholly-owned by sanofi-aventis and Merial will no longer be considered held for sale or exchange under IFRS 5. Going forward, sanofi-aventis will continue to develop its animal health business under the Merial brand as a growth platform of its diversified health business.

It is anticipated that maintaining Merial as a wholly-owned, stand-alone business will have the following effects on sanofi-aventis’ financial statements:

Contribution to net sales:

Starting with sanofi-aventis’ financial results for the three months ending March 31, 2011, consolidated net sales will include sales generated by Merial. Merial’s net sales for the year ended December 31, 2010 (which were not included in the Group’s 2010 reported net sales) were €1,983 million. Had Merial not been classified as held-for-exchange in 2010 for accounting purposes, it is estimated that Merial would have generated a contribution to consolidated net sales substantially in that amount.

Contribution to consolidated net income:

Sanofi-Aventis’ consolidated net income for the year ended December 31, 2010 included a contribution of €386 million from the held-for-exchange Merial business. However, in accordance with IFRS 5, the depreciation of Merial’s property, plant and equipment, and the amortization of intangible assets were discontinued from September 17, 2009 in sanofi-aventis’ consolidated income statements (See Note B.7 and Note D.35.1 to the consolidated financial statements included at Item 18 of the 2010 Form 20-F). Had Merial not been classified as held-for-exchange in 2009 and in 2010 for accounting purposes, it is estimated that net income would have been approximately €65 million lower in 2009 and approximately €240 million lower in 2010, reflecting depreciation and amortization of the Merial assets.

Starting with sanofi-aventis’ financial results for the three months ending March 31, 2011, sanofi-aventis’ net income will reflect such depreciation and amortization and will also include a one time amortization adjustment to cover the corresponding amounts not depreciated or amortized in 2009 and 2010. In accordance with IFRS 5.36 and as Merial will cease to be qualified as held for sale or exchange in future financial statements, the results of Merial classified as held for sale or exchange in previously-issued financial statements (see Note D.8.1) will be reclassified and included in income from continuing operations for all periods presented.

Contribution to business net income:

It is estimated that the level of business net income contributed by Merial in 2009 and 2010 would have been materially the same, whether or not it had been classified as a held-for-exchange asset.

Balance sheet:

The assets and liabilities of Merial classified in “Assets held for sale or exchange” and “Liabilities related to assets held for sale or exchange” at December 31, 2010 and December 31, 2009, after elimination of intercompany balances between Merial and other Group companies are detailed at Note D.8.1 to the consolidated financial statements included at Item 18 of the 2010 Form 20-F.

Cash flows:

If the combination does not occur, sanofi-aventis will no longer be required to make either the true-up payment of $250 million to Merck to establish parity in the joint venture or the $750 million payment stipulated in the agreement signed on July 29, 2009 by the parties, together representing a reduction of $1 billion in expected cash outflows in 2011 (See Note D.21.3. to the consolidated financial statements included at Item 18 of the 2010 Form 20-F).

In 2010, in application of IFRS 5, Merial’s contribution to cash flows was through dividends received by sanofi-aventis in the amount of €497 million. Starting with sanofi-aventis’ financial results for the three months ending March 31, 2011, sanofi-aventis’ consolidated cash flows will consolidate cash provided and used by Merial. When sanofi-aventis next issues its consolidated financial statements, prior year amounts in cash flows related to Merial will be reclassified to be comparable for all periods presented.